





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut Street, 17th Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christin Bowe, 215-546-5005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

4350 Congress Street, Suite 900	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lawrence Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MERRIDITH MACKENZIE DELINOIS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01DE6387555
Qualified in Kings County
My Commission Expires February 19, 2023

Merridith Mackenzie Delinois
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Resource Securities LLC

(SEC I.D. No. 8-66669)

Report of Independent Registered Public Accounting Firm

and

Statement of Financial Condition

December 31, 2018

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document**

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Resource Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Resource Securities LLC (the "Company"), as of December 31, 2018, that is filed pursuant to 17 C.F.R. §240.17a-5, and the related notes (collectively referred to as "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2018, in conformity accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2017.

Asheville, North Carolina
February 28, 2019

RESOURCE SECURITIES LLC

STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2018

ASSETS

Cash	$ 2,956,953
Commissions and fee receivables from affiliate-sponsored programs,	1,829,405
Prepaid expenses	445,021
Receivables and other assets	14,764
Total assets	$ 5,246,143

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued compensation and related payables	$ 746,113
Payables to broker dealers	1,875,787
Payables to affiliates	739,179
Accounts payable, accrued liabilities and other liabilities	149,486
Total liabilities	3,510,565
Member's equity	1,735,578
Total liabilities and member's equity	$ 5,246,143

The accompanying notes are an integral part of this statement.

RESOURCE SECURITIES INC,

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1 – Organization and Description of the Company

Resource Securities LLC ("Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). RAI Ventures LLC (formerly RAI Ventures, Inc.) ("Parent") is the Company's sole member. The Parent's sole member is Resource America, Inc. ("RAI") which is a wholly owned subsidiary of C-III Capital Partners LLC ("C-III"), a privately held commercial real estate services and investment management company. The Company has offices in New York, NY and Philadelphia, PA.

The Company operates as a broker dealer serving as a dealer manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), public and private limited partnerships, real estate investment trusts ("REITs"), and interval funds formed pursuant to the Investment Company Act of 1940, as amended. All funds are sponsored by affiliates which are subsidiaries of either RAI or C-III and whom serve as general partners, advisors, and/or managers. During the year ended December 31, 2018 ("2018"), the Company served as a dealer manager and underwriter for two public (non-traded) REITs and served as a dealer manager for two publicly traded interval funds and one private placement. One public REIT offering was terminated in May 2018.

The Company held investments in securities for its own account, primarily asset-backed debt and equity securities until March 2018 when the Company sold all of its investments. The Company, along with various affiliated parties, held an equity investment in a limited liability company ("RCM Global") which was managed by an affiliate. RCM Global owned a pool of trading securities, primarily non-marketable asset-backed equity and debt securities that were sold during 2018. RCM Global paid a final distribution to its investors in 2018 and was dissolved in January 2019.

Note 2 – Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The Financial Accounting Standards Board ("FASB") identified the FASB Accounting Standards Codification ("ASC") as the authoritative source of accounting principles generally accepted in the United States of America ("U.S. GAAP") other than guidance put forth by the SEC. All other accounting literature not included in the ASC is considered non-authoritative.

Basis of Presentation

Management believes that it is appropriate to present its statement of financial condition on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Income Taxes

The Company is a disregarded entity for all of RAI's Federal, state and local tax filings.

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from these estimates.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Financing Receivables

The Company's financing receivables consist of commissions and fee receivables from the REIT and Interval funds.

Recent Accounting Standards

In February 2016, the FASB issued ASU 2016-02, *Leases*. The guidance relates to all leases except for short-term leases and requires the recognition of a right-of-use asset and a lease liability and is effective for fiscal years beginning after December 15, 2018. The FASB has since issued ASU 2018-11, ASU 2018-10, and ASU 2017-13 amending ASU-2016-02 and related to the early adoption of this standard. The Company has determined that the adoption of these standards will not have a material impact on its financial statements.

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions which are not fully insured. At December 31, 2018, the Company had total deposits of $2,980,369, of which $2,730,369 was in excess of amounts insured by the Federal Deposit Insurance Corporation. No losses have been experienced on these investments.

Note 4 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its affiliates and with four affiliate sponsored investment programs. The Company is party to an expense sharing agreement with various affiliated entities.

	Commissions, and Fees Receivables	Receivable (Payables) – Affiliates
Affiliates:		
RRE	$ –	$ 4,878
RAI	–	(737,565)
C-III	=	(1,614)
	$ –	$ (734,301)
Affiliate sponsored programs:		
REIT	$ 1,826,043	$ (682)
Interval fund- RE	3,182	–
Interval fund- RAI	179	=
	$ 1,829,404	$ (682)

Note 4 – Certain Relationships and Related Party Transactions – (Continued)

Resource Real Estate, LLC and subsidiaries ("RRE"): RRE, a wholly owned subsidiary of RAI, is the parent company of certain subsidiaries that serve as managers or advisor of three sponsored investment programs that are operating in their offering stages. During 2018, the Company served as underwriter and dealer manager for two REITs offerings and served as dealer manager of one interval fund ("Interval Fund- RE"). One REIT offering was terminated in May 2018. At December 31, 2018, commissions, dealer manager fees and distribution and shareholder servicing fee receivables were due from the REIT. At December 31, 2018, a dealer manager fees receivable of was due to the Company from the Interval Fund-RE. Additionally, at December 31, 2018, the Company has a receivable from RRE for certain allocated expenses.

RAI: At December 31, 2018, the Company's payable to RAI relating to shared expenses net of payments totaling $1,845,000 during 2018. The payable includes amounts charged by C-III to RAI related to the Company and paid by RAI on the Company's behalf. During 2018, the Company received total cash contributions of $11,949,420 of additional capital from its Parent funded by RAI.

RAI is the advisor of one interval fund ("Interval fund- RAI") for which the Company serves as the dealer manager. At December 31, 2018, a dealer manager fees receivable was due to the Company from the Interval Fund-RAI.

C-III: During 2018, the Company served as a dealer manager for one private placement program, a limited partnership ("the Fund"), that is in its offering stage and is sponsored and managed by an affiliated subsidiary of C-III. The agreement expired in December 2018 and was extended for one year. At December 31, 2018, the Company recorded prepaid commissions and marketing fees of $64,349 and $75,074 of deferred revenue related to one capital call in September 2018. At December 31, 2018, the Company had a payable due to C-III relating to shared expenses.

RCM Global: During 2018, the Company received $178,024 in distributions from its investment in RCM Global.

Note 5 – Income Taxes

The Company is subject to examination by the Internal Revenue Service ("IRS") as part of RAI's consolidated Federal tax return filings and by the taxing authorities in states and localities in which the Company has business operations. The Company was previously a "C" corporation until its conversion to an LLC on August 1, 2017. RAI's returns are subject to examination by the IRS, state and local tax authorities for the years ended December 31, 2015, 2016 and 2017. The Company's returns are subject to examination by state and local tax authorities for the years ended December 31, 2015 and 2016 and for the seven month period ending July 31, 2017.

Note 6 – Commitments and Contingencies

The Company is a dealer manager of a fund sponsored and managed by an affiliate of C-III. Subscriptions were obtained under selling agreements with third party broker dealers. Capital commitments totaling $15,225,000 acceptable to the fund's general partner were raised and subscribers were admitted as limited partners to the Fund during 2018. The commitments are funded directly to the fund by the limited partners upon the issuance of a capital call by the fund's general partner at its discretion. During 2018, the fund issued one capital call for $2,370,374. At December 31, 2018, the outstanding accepted capital commitments total $12,854,626. On the date of a capital call, the Company records commissions' receivable of 5% of the commitments accepted which is fully re-allowed and payable to the selling broker dealers and a dealer manager fee receivable of 2% of the commitments accepted of which 1% is re-allowed and payable to the selling broker dealers. Fees are payable by the limited partners to the Company over the first three capital calls.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Prior to May 2018, the Company's minimum net capital requirement was the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. In May 2018, the Company amended its FINRA membership agreement whereby the Company's minimum net capital was reduced to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The rules and regulations further require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The following table summarizes the Company's compliance with the net capital requirements at December 31, 2018.

Net capital	$ 1,273,093
Net capital requirement	$ 234,038
Excess net capital	$ 1,039,055
Percentage of aggregate indebtedness to net capital	275.75%

Note 8 – Subsequent Events

In January 2019, for one private placement, a capital call in the amount of $1,379,313 was issued by the fund's general partner, an affiliate of C-III. Refer to Note 5 for additional information.

The Company has evaluated subsequent events through February 28, 2019 and determined that no other events have occurred which would require an adjustment or additional disclosure in the Company's statement of financial position and notes thereto.